GREEN LEAF INNOVATIONS, INC.	August 24, 2022
15800 Pines Blvd., Suite 3200
Pembroke Pines, Florida 33027

VIA EDGAR

Attorney Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Green Leaf Innovations, Inc.
Form 1-A: Request for Qualification
File No. 024-11908

Dear Mr. Herbers:

Green Leaf Innovations, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 12:00 PM EDT on Friday, August 26, 2022, or as soon as practicable thereafter. For your information, the state of Georgia is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Roberto Mederos

Roberto Mederos

CEO